FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

ACCELRATE POWER SYSTEMS INC.

(the “Company”)

Suite 1370, 1140 West Pender Street

Vancouver, B.C.

V6E 4G1

Item 2.  Date of Material Change

April 22nd, 2005

Item 3.  Press Release

Date of Issuance:

April 22nd, 2005

Place of Issuance:

Vancouver, British Columbia

Item 4.  Summary of Material Change

On April 22nd, 2005, the Company announced that from 2002 to 2004 it had worked towards forming a strategic alliance with Ferro Magnetics (“FM”) from 2002 to 2004.  In December 2004 the Company terminated those efforts with FM as the Company was not deriving value from it.  FM asserts that it has a non-exclusive license and a supply agreement with the Company.  The Company denies that and, to remove any doubt, has filed a claim with the Supreme Court of British Columbia against FM for damages and for declarations consistent with the Company’s position that FM has no rights, contractual or otherwise, to use the Company’s technology and no contract with the Company.

Item 5.  Full Description of Material Change

See attached Schedule “A”.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officers

For further information contact:

Reimar Koch, President and CEO

Tel:  604.688.8656

Item 9.  Date of Report

DATED at Vancouver, British Columbia this 24th day of May, 2005.

ACCELRATE POWER SYSTEMS INC.

Per:

“Reimar Koch”

(Authorized Signatory)

Reimar Koch, President and CEO

(Print Name and Title)

Schedule “A”

ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia

V6E 4G1

Telephone:     (604) 688-8656

Facsimile:      (604) 688-8654

Website:  www.accelrate.com

NEWS RELEASE

APS –  36

    April 22, 2005

   TSX Symbol: APS

FOR IMMEDIATE RELEASE

            DAX (Germany) Symbol: KCG

AccelRate Files Claim Against Ferro Magnetics

Vancouver, B.C, April 22, 2005 – From 2002 to 2004 AccelRate Power Systems and Ferro Magnetics (“FM”) worked towards forming a strategic alliance. In December 2004 AccelRate terminated those efforts with FM as AccelRate was not deriving value from it.  FM asserts that it has a non-exclusive license and a supply agreement with AccelRate.  AccelRate denies that and, to remove any doubt, has filed a claim with the Supreme Court of British Columbia against FM for damages and for declarations consistent with AccelRate’s position that FM has no rights, contractual or otherwise, to use the AccelRate technology and no contract with AccelRate.

AccelRate’s proprietary battery charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

In April 2005, AccelRate signed an exclusive license agreement with Hawker Powersource Inc. for the manufacturing and marketing of battery chargers incorporating AccelRate’s patented technology throughout North America. The Hawker brand name of industrial batteries is the largest in the world.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange DAX (symbol KCG).

ACCELRATE POWER SYSTEMS INC.

“Reimar Koch”

President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.